UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

April 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report dated April 5, 2005

DESCRIPTION:

QUEENSTAKE Reports Improved First Quarter Gold Production and Announces Resignation of Vice President of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date April 6, 2005

By                         "Dorian L. Nicol"" (signed)

                                        (Signature)

Dorian L. Nicol, President & CEO

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.         Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.         Date of Material Change

April 5, 2005

3.         News Release

The date and place(s) of issuance of the news release are as follows:

April 5, 2005 in Denver, Colorado

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.         Summary of Material Change(s)

Queenstake Resources Ltd. (the “Company”) reported that first quarter production at its wholly owned Jerritt Canyon Mine in Nevada was 53,587 ounces of gold, an increase of 10% over the first quarter of 2004.  In addition, John E. Rice, Vice President of Operations, has resigned from the Company in order to accept a position with another mining company.

5.         Full Description of Material Change

The Company reported that first quarter production at its wholly owned Jerritt Canyon Mine in Nevada was 53,587 ounces of gold, an increase of 10% over the first quarter of 2004.  During the quarter the mill processed 311,434 tons of ore at an average gold grade of 0.211 ounces per ton.  Process recoveries averaged 85.88%.  March production was 20,965 ounces.  Quarterly production was in line with expectations bearing in mind that the Company plans for lower production rates during the heavy snowfall months of the first quarter.

The Company will release complete financial results for the first quarter before the middle of May, 2005 and will provide production guidance for the balance of 2005 at that time.  Production guidance will be based on an updated mine plan and budget that will reflect a review of the Company forecasting procedures as well as recent drill data.  The current 2005 production forecast of 275,000 ounces may remain unchanged.  However, a revised mine plan based on additional data might result in a revised production forecast.

John E. Rice, Vice President of Operations, has resigned from the Company in order to accept a position with another mining company.  Mr. Rice joined Queenstake more than two years ago and helped the Company through its early days as a mid-tier gold producer.

The Company is pleased to announce that J. Peter Davies has accepted the position of retained Consulting Engineer.  In that position, he will work with mine staff to optimize production at the Jerritt Canyon Mine in 2005 and beyond.  Mr. Davies is a well known mining engineering consultant with more than 50 years of experience in all facets of the mining industry.  He is a 1952 graduate of the Royal School of Mines, London University with a B.Sc. in Mineral Engineering. He has worked for and consulted with many international mining companies, including Ashanti Goldfields, Bralorne Mines, Texada Mines, Nord Resources, and Getty Mining Company, as well as Kaiser Engineers and Bechtel.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

Not Applicable

8.         Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Dorian (Dusty) Nicol, Chief Executive Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 106)

9.         Date of Report

April 6, 2005